Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2021.

REPÚBLICA ORIENTAL DEL URUGUAY

COVID-19 Pandemic

As of October 1, 2022, and from the commencement of the COVID-19 health emergency on March 13, 2020, Uruguay had confirmed 278,419 COVID-19 cases per million people and the number of cumulative COVID-19-related fatalities was 2,115 per million people. Under Uruguay’s immunization plan, as of October 11, 2022, more than 3 million people had been vaccinated with at least one dose, representing almost 85% of the total population, and almost 2.9 million people had been vaccinated with both doses, which represents approximately 82% of the total population. In addition, as of the aforementioned date, more than 2.8 million people had received a third booster shot, which represents over 80% of the total population, of which more than 780,000 people had received a fourth booster shot, representing more than 22% of the total population. Taken together, the average number of doses per person was 2.47 as of October 11, 2022.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP and expenditures in the six-month period ended June 30, 2022, compared to the same period in 2021.

Change in GDP by Expenditure(1)

(volume variation from previous year)

January-June 2021/2022
Government and Non-Profit Institutions Serving Households (“NPISH”) consumption	6.7%
Private consumption	6.1%
Gross fixed investment	11.3%
Exports of goods and services	19.1%
Imports of goods and services	13.6%
Total GDP	8.0%

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding GDP and expenditures in the second quarter of 2022, compared to the second quarter of 2021.

Change in GDP by Sector(1)

(volume variation from previous year)

January-June 2021/2022
Primary activities(2)	10.9%
Manufacturing	4.2%
Electricity, gas and water	5.8%
Construction	7.6%
Commerce, restaurants and hotels	8.1%
Transportation, storage, information and communications	11.6%
Financial Services	2.8%
Professional activities and leasing	8.8%
Public administration activities	(1.1)%
Health, education, real estate and other services	10.6%

Total GDP	8.0%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Uruguay’s real GDP increased 8.0% in the six-month period ended June 30, 2022, compared to the same period in 2021. This increase in real GDP was mainly driven by increases in all sectors of the economy (other than public administration activities), which recovered following the impact of the COVID-19 pandemic during the six-month period ended June 30, 2021, despite a deceleration as a result of global inflationary and recession concerns and uncertainty around the Ukraine-Russia war.

Primary activities grew by 10.9% in the six-month period ended June 30, 2022 compared to the same period in 2021, mainly driven by an increase in soybean, rice and meat production. In addition, average milk powder prices rose from 4,030 US$/ton as of June 30, 2021, to 4,142 US$/ton as of June 30, 2022, on average.

The manufacturing sector grew by 4.2% in the six-month period ended June 30, 2022 compared to the same period in 2021, mainly due to an increase in meat-packing, driven by an increase in external demand, as well as an increase in the production of syrups, concentrates, automobiles, and fiberboard.

The electricity, gas and water sector grew by 5.8% in the six-month period ended June 30, 2022 compared to the same period in 2021, mainly due to an increase in renewable energy sources generation, mostly hydropower, which generates higher added value than fossil fuel energy.

The construction sector increased by 7.6% in the six-month period ended June 30, 2022 compared to the same period in 2021, mainly due to an increase in the construction of housing and, to a lesser extent, the construction of a second paper pulp mill by UPM. In addition, work related to the construction of a new railway line and the improvement of the road and highway infrastructure.

The commerce, restaurants and hotel sectors grew by 8.1% in the six-month period ended June 30, 2022 compared to the same period in 2021, mainly driven by an increase in the wholesale and retail trade and a higher demand for restaurants and hotel services from inbound tourism, given the re-opening of borders following a decrease in COVID-19 cases.

The transportation, storage, information and communications sector grew by 11.6% in the six-month period ended June 30, 2022 compared to the same period in 2021, mainly driven by a strong recovery in passenger transport services due to the loosening of the mobility restrictions adopted as a response to the COVID-19 outbreak. In addition, the value added from information, communication technology and the use of data services increased.

The financial services sector grew by 2.8% in the six-month period ended June 30, 2022 compared to the same period in 2021, driven by an expansion of the local currency financial market, mainly due to an increase in the stock of peso-denominated credits and deposits.

The health, education, real estate and other services sector grew by 10.6% in the six-month period ended June 30, 2022 compared to the same period in 2021, mainly due to an increase in real estate activities as a result of larger inbound tourism, as well as an increase in entertainment and artistic activities due to the loosening of the measures implemented by the government to prevent the spread of COVID-19 during the six-month period ended June 30, 2021. Additionally, education services increased mainly driven by the return to in-person school attendance.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 56.6% in August 2022 compared to 55.9% in August 2021 and the unemployment rate stood at 7.9% in August 2022, compared to 9.5% in August 2021.

In August 2022, the number of health insurance beneficiaries stood at 49,507, compared to 53,028 in August 2021. In August 2022, the number of unemployment insurance beneficiaries, including partial insurance, stood at 49,209 compared to 64,317 in August 2021. The decrease in the number of health insurance and unemployment insurance beneficiaries is mainly due to the loosening of the measures implemented by the government in 2020 and 2021 to mitigate the effects of the COVID-19 pandemic.

Wages

For the 12-month period ended August 31, 2022, average real wages decreased by 1.4% compared to a 1.5% decrease for the 12-month period ended August 31, 2021.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended August 31, 2022, totaled US$11,938 million, compared to US$8,507 million for the 12-month period ended August 31, 2021. Merchandise imports totaled US$11,589 million for the 12-month period ended August 31, 2022, compared to US$8,392 million for the 12-month period ended August 31, 2021.

Merchandise trade for the 12-month period ended August 31, 2022, recorded a surplus of US$349 million, compared to a deficit of US$115 million for the 12-month period ended August 31, 2021.

BALANCE OF PAYMENTS

Current Account

In the 12-month period ended June 30, 2022, Uruguay’s current account recorded a deficit of US$986 million, compared to a deficit of US$1,310 million in the 12-month period ended June 30, 2021. The decrease in the current account balance was mainly attributable to a higher primary income deficit, which was partially offset by an increase in the trade balance of goods and services balance.

Capital Account

In the 12-month period ended June 30, 2022, Uruguay’s capital account recorded a surplus of US$0.3 million, compared to a surplus of US$25 million in the 12-month period ended June 30, 2021.

Financial Account

In the 12-month period ended June 30, 2022, Uruguay’s financial account recorded a net borrowing (inflows) with the rest of the world of US$733 million, compared to a US$30 million net borrowing in the 12-month period ended June 30, 2021. In the 12-month period ended June 30, 2022, FDI and other investments recorded net inflows of US$3.6 billion, while portfolio investments and financial derivatives recorded net outflows of US$3.7 billion. Banco Central’s reserve assets decreased US$856 million in the 12-month period ended June 30, 2022, compared to a US$1,418 million increase in the 12-month period ended June 30, 2021, primarily driven by the net selling of U.S. dollars and a decrease of the Central Government’s deposits in Banco Central, partially offset by an increase in deposits in U.S. dollars of commercial banks and pension funds.

Errors and Omissions

In the 12-month period ended June 30, 2022, errors and omissions recorded a positive value of US$252 million compared to US$1,255 million in the 12-month period ended June 30, 2021.

International Reserves

As of September 30, 2022, Banco Central’s international reserve assets totaled US$15.4 billion (of which gold represented US$5.4 million). This amount includes US$7.3 billion of reserves and voluntary deposits of the financial sector, including US$3.5 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

On October 6, 2022, the Central Bank raised the Monetary Policy Rate by 50 bps to 10.75%.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

CPI
For the twelve months ended September 30, 2022	9.95%

Source: National Institute of Statistics.

WPI
For the twelve months ended August 31, 2022	9.73%

Source: National Institute of Statistics.

The main drivers of the monthly variation of the CPI came from increases in food and non-alcoholic beverages, housing, healthcare services, transportation and restaurants and hotels.

As of September 2022, Banco Central decreased the inflation target range from 3.0-7.0% to 3.0-6.0%, as agreed on August 27, 2020 by the Comité de Coordinación Macroeconómica (Macroeconomic Coordination Committee).

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 0.3% and 0.1% in August 2022 and August 2021, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 7.6% and 4.4% in August 2022 and August 2021, respectively.

The following table shows the value in pesos of the UI as of September 30, 2022.

UI
Value in pesos as of September 30, 2022	Ps. 5.5494

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of September 30, 2022.

UP
Value in pesos as of September 30, 2022	Ps. 1.39801

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended September 30, 2022	44.731	39.074	42.151	41.736

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

PUBLIC SECTOR FINANCES

In the 12-month period ended August 31, 2022, Uruguay’s overall public sector deficit represented approximately 2.4% of GDP, compared to an overall public sector deficit of 4.6% of GDP in the 12-month period ended August 31, 2021. Excluding inflows to the public social security trust fund from changes to Uruguay’s social security system known as “Cincuentones Law” (estimated at 0.3% of GDP in the 12-month period ended August 31, 2022, and 0.6% of GDP in the 12-month period ended August 31, 2021), Uruguay’s overall public sector deficit stood at 2.7% of GDP (based on preliminary data), compared to 5.1% of GDP in the 12-month period ended August 31, 2021. The sum of the components may not add up to the totals for rounding reasons.

In the 12-month period ended August 31, 2022, Uruguay’s central government-BPS deficit represented approximately 2.3% of GDP (based on preliminary data), compared to a deficit of 4.3% of GDP in the 12-month period ended August 31, 2021. Excluding inflows to the public social security trust fund Uruguay’s central government-BPS deficit stood at 2.6% of GDP in the 12-month period ended August 31, 2022 (based on preliminary data), compared to a deficit of 4.9% of GDP in the 12-month period ended August 31, 2021. The sum of the components may not add up to the totals for rounding reasons.

PUBLIC SECTOR DEBT

Total Public Sector Debt

The gross public sector debt (which includes direct debt of the central government as well as Banco Central bills and debt of public enterprises and local governments), totaled US$45.6 billion as of June 30, 2022, compared to US$41.5 billion as of June 30, 2021.

As of June 30, 2022, 48.3% of the total gross public sector debt was denominated in foreign currencies and 51.7% in Uruguayan pesos, compared to 45.3% and 54.7%, respectively, as of June 30, 2021.

Public Sector External Debt

The following table sets forth the total public sector external debt, net of international reserve assets and certain other external assets of Banco Central, as of June 30, 2022.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of June 30, 2022(1)
Total gross public sector external debt	US$	21,750
Less external assets:
Non-financial public sector		262
Banco Central(2)		17,305
Of which:
Banco Central international reserve assets(3)		15,821
Other assets		1,221
Total public sector external debt, net of assets	US$	4,445

(1)	Preliminary data.
(2)	Totals may differ due to rounding.
(3)	Gold valued at London market priced as of June 30, 2022.

Source: Banco Central.